EXHIBIT 99.1

News for Immediate Release

Electrovaya to attend the Gabelli Funds - 47th Annual Automotive Symposium, the UBS - Industrials Summit and the Craig-Hallum - Alpha SelectConference

Toronto, Ontario – October 30, 2023 – Electrovaya Inc. (“Electrovaya” or the “Company”) (NASDAQ: ELVA, TSX:ELVA), a leading lithium-ion battery technology and manufacturing company, announces today that the Company will be attending the Gabelli Funds - 47th Annual Automotive Symposium, the UBS - Industrials Summit and the Craig-Hallum - Alpha Select Conference.

Gabelli Funds - 47th Annual Automotive Symposium

Date: October 30-31, 2023

Speaker: CFO, John Gibson

Presentation Time: October 30th at 4:15pm PT

Format: Presentation & In-Person and Virtual 1x1 meetings

Location: Las Vegas, NV, USA

Craig-Hallum's Alpha Select Conference

Date: November 16, 2023

Speakers: CEO, Dr. Raj DasGupta and CFO, John Gibson

Format: Presentation & In-Person and Virtual 1x1 meetings

Location: New York City, NY, USA

UBS	Industrials	Summit

Date: November 28-30, 2023

Speaker: CEO, Dr. Raj DasGupta

Format: Presentation & In-Person 1x1 meetings

Location: Palm Beach, FL, USA

Investor and Media Contact:

Jason Roy

Director, Corporate Development and Investor Relations

Electrovaya Inc.

905-855-4618 / jroy@electrovaya.com

About Electrovaya Inc.

Electrovaya Inc. (NASDAQ:ELVA) (TSX:ELVA) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries without compromising energy and power. The Company has extensive IP and designs, develops and manufactures proprietary lithium-ion batteries, battery systems, and battery-related products for energy storage, clean electric transportation, and other specialized applications. Headquartered in Ontario, Canada, Electrovaya has two operating sites in Canada and has acquired a 52-acre site with a 135,000 square foot manufacturing facility in New York state for its planned gigafactory. To learn more about how Electrovaya is powering mobility and energy storage, please explore www.electrovaya.com.